Exhibit 8.16

                             DAVIS POLK & WARDWELL
                             450 LEXINGTON AVENUE
                           NEW YORK, NEW YORK 10017


                                (212) 450-4571


                                                             June 14, 1996
Morgan Stanley Group Inc.
1585 Broadway
New York, NY 10036

         Re:   Morgan Stanley Group Inc.
               Equity Linked Notes Due June 14, 1997
               -------------------------------------

Dear Sirs:

         We have acted as special tax counsel for you in connection with the issuance of your $35,300,000 aggregate principal amount Equity Linked Notes Due June 14, 1997 (the "Notes"). In our opinion, the discussion set forth below is a summary of the material U.S. federal income and estate tax considerations that are generally relevant to holders of the Notes. The summary is based on tax laws in effect as of the date hereof, which are subject to change by legislative, judicial or regulatory action that in some cases may have retroactive effect. This summary does not address all of the tax considerations that may be relevant to a holder in light of such holder's particular circumstances. In particular, this summary does not deal with persons subject to special rules, such as persons other than Foreign Holders, nonresident alien individuals that have lost United States citizenship or that have ceased to be treated as resident aliens, corporations that are treated as foreign or domestic personal holding companies, controlled foreign corporations, or passive foreign investment companies and Foreign Holders that are owned or controlled by persons subject to United States income tax. This summary also does not deal with holders other than initial holders of the Notes who purchase Notes at the Issue Price.

         The Notes will be treated as debt of the Company for United States federal income tax purposes. Accordingly, a Foreign Holder will generally not be subject to United States federal income taxes, including withholding taxes, on the payments of the Par and the Supplemental Redemption Amount, if any, on a Note, or any gain arising from the sale or disposition of a Note, provided that (i) any such income is not effectively connected with the conduct of a trade or business within the United States, (ii) such Foreign Holder is not a person who owns (directly or by attribution) ten percent or more of the total combined voting power of all classes of stock of the Company, (iii) the Foreign Holder (if an individual) is not present in the United States 183 days or more during the taxable year of the disposition, and (iv) the Foreign Holder does not have a "tax home" (as defined in section 911(d)(3) of the Code) or an office or other fixed place of business in the United States.

         The 31% "backup" withholding and information reporting requirements will generally not apply to the payments by the Company or its agents of the Par and the Supplemental Redemption Amount, if any, and to proceeds of the sale or redemption of a Note before maturity, with respect to a Foreign Holder. Any amounts withheld from a payment to a Foreign Holder under the backup withholding rules will be allowed as a credit against such Holder's United States federal income tax liability and may entitle such Holder to a refund, provided that the required information is furnished to the United States Internal Revenue Service (the "Service").

         A Note held by an individual who at the time of his death is not a citizen or domiciliary of the United States will not be subject to United States federal estate tax as a result of such individual's death, provided that (i) interest paid to such individual on such Note would not be effectively connected with the conduct by such individual of a trade or business within the United States and (ii) such individual is not a person who owns (directly or by attribution) ten percent or more of the total combined voting power of all classes of stock of the Company.

         There can be no assurance that the ultimate tax treatment of the Note would not differ significantly from the description herein. Prospective investors should be urged to consult their tax advisors as to the possible consequences of holding the Notes.

         We hereby consent to the filing of this opinion as an exhibit to the Registration Statement relating to the offering of the Notes. We also consent to the use of our name under the caption "United States Federal Taxation" in the pricing supplement relating to the Notes (the "Pricing Supplement"). Capitalized terms appearing herein and not defined have the meanings assigned to such terms in the Pricing Supplement.


                           Very truly yours,


                           Davis Polk & Wardwell